Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference on Form S-8 (No. 333-215605) of Yuma Energy, Inc. of our report dated February 27, 2017 (except for the change to earnings per share as a result of the merger, as to which the date is April 12, 2017), relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 12, 2017